Exhibit 99.1

Clearmind Medicine Reaches Major Milestone, Completing Part A Treatment in FDA-Regulated Phase I/II Trial

Vancouver, Canada, June 22, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the successful completion of treatment for all participants in Part A of its ongoing Phase I/II clinical trial evaluating CMND-100 for the treatment of Alcohol Use Disorder (AUD).

All 24 participants across Cohorts 1 through 4 have successfully completed treatment according to the study protocol.

The Company is currently assessing the dataset and, assuming results remain favorable, intends to initiate the next stage of the clinical program in Alcohol Use Disorder patients.

“We are pleased to have successfully completed treatment for all participants in Part A of the study, fully aligned with the clinical protocol,” said Adi Zuloff-Shani, PhD, CEO of Clearmind Medicine. “This achievement reflects the dedication of our clinical teams and the value of our partnerships with world-class research centers across the United States and Israel. With data review now underway, we are eager to progress to the next phase of development and continue advancing CMND-100 as a promising therapeutic candidate for Alcohol Use Disorder.”

The multicenter trial is being conducted under FDA oversight (at leading sites in the United States and Israel, including Yale School of Medicine, Johns Hopkins University School of Medicine, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trial, how the Company is currently assessing the dataset and, assuming results remain favorable, its intension to initiate the next stage of the clinical program in Alcohol Use Disorder patients, progressing to the next phase of development and continuing to advance CMND-100 as a promising therapeutic candidate for Alcohol Use Disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.